November 26, 2015

Kathleen Collins, Accounting Branch Chief
U.S. Securities and Exchange Commission
Office of Information Technologies and Services
100 F Street, NE
Washington, DC 20549

Re:	Silicom Ltd. Form 20-F for Fiscal Year Ended December 31, 2014 Filed March 24, 2015 CIK No. 000-23288

Dear Ms. Collins:

On behalf of Silicom Ltd. (the “Company”), I am writing to respond to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in its letter to the Company, dated November 19, 2015, regarding the Company’s Form 20-F for Fiscal Year ended December 31, 2014 (the “Annual Report”).

Form 20-F for Fiscal Year Ended December 31, 2014
Operating and Financial Review and Prospects
Operating Results, page 40

1.
Please refer to our prior comment 1. While we note, for example, that the company does not believe the 3.2% net change in sales is material; the offsetting increases and decreases contributing to the net change appear to have a materially impacted your sales. Thus, to the extent you have material offsetting changes occurring, such as your decrease in revenues during the period ended June 30, 2015, which was offset by increased revenues due to your acquisition of Fiberblaze, please tell us your consideration to discuss and quantify the individual offsetting factors that materially impact the various line items discussed. The forgoing also applies to the various changes noted in your expense line items related to the Fiberblaze acquisition. Refer to Section III.D of SEC Release No. 33-6835.

The Company respectfully acknowledges the Staff’s comment and, further to its response to the Staff’s prior comment 1, confirms that in its future filings, to the extent that there are material offsetting changes occurring with respect to the various line items discussed, such offsetting changes will be discussed, and individually quantified, where possible to calculate with a sufficient degree of certainty.

On behalf of the Company, I acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you in advance for your consideration of this response. If you have any questions regarding this response, please call the Company’s outside counsel, Eric Spindel, Esq. of Yigal Arnon & Co. at (+972) 3-608-7703.

Sincerely, SILICOM LTD.

By:	/s/ Shaike Orbach
Name: Shaike Orbach
Title: Chief Executive Officer